SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated April 23, 2024.

City of Buenos Aires, April 23, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref. Relevant Fact – Judicial Proceeding in New York

Our highest consideration:

On April 19, 2024, the United States District Court for the Southern District of New York (the “District Court”) issued an order in the proceedings brought by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Plaintiffs”) against the Argentine Republic (the “Republic”) and YPF S.A. (“YPF”), which are currently pending on appeal in the United States Court of Appeals for the Second Circuit.

On April 1, 2024, Plaintiffs filed two motions under seal (i.e., filed with the court confidentially and not available to the public or YPF): one seeking turnover of the YPF Class D shares held by the Republic; and the other seeking to keep all briefing related to the turnover motion under seal. The Republic filed a response opposing Plaintiffs’ request to keep such briefing under seal. YPF separately filed a letter opposing Plaintiffs’ request to keep such briefing under seal.

In its April 19 order, the District Court denied Plaintiffs’ request to seal the briefing related to Plaintiffs’ turnover motion and ordered Plaintiffs and the Republic to publicly file all documents relating to such motion. On April 22, 2024, Plaintiffs filed their turnover motion publicly, which requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding. The Republic has until May 16, 2024 to file its brief in opposition to Plaintiffs’ turnover motion. Plaintiffs have until May 30, 2024 to file their reply brief.

YPF is not a party to the turnover motion and was not granted access to the motion or the related documents until they were publicly filed. Following the filing of the Republic’s opposition brief and the Plaintiffs’ reply brief, the District Court may hold oral hearings prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 23, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer